Filed pursuant to Rule 433

Registration No. 333-92024

April 26, 2006

HSBC Holdings plc

Final Term Sheet

Lead Managers:	HSBC Securities (USA) Inc. (86%)
Co-Managers:

Banc of America Securities LLC (2%), Citigroup Global Markets Inc. (2%), Commerzbank Capital Markets Corp. (2%), J.P. Morgan Securities Inc. (2%), LaSalle Financial Services, Inc. (2%), Merrill Lynch, Pierce, Fenner & Smith Inc. (2%), Morgan Stanley & Co. Incorporated (2%)

Structure:	30 yr Global Fixed Rate Subordinated Notes
Ratings:	Aa3/A/AA-(Pos Outlook/ Pos Outlook/Stable)
Pricing Date:	April 26, 2006
Interest Accrual Date:	May 3, 2006
Settlement Date:	May 3, 2006
Maturity Date:	May 2, 2036
Form of Note:	Subordinated Dated Notes (Lower Tier II)
Form of Offering:	SEC Registered Global
CUSIP:	404280 AG 4
ISIN:	US404280AG49

Transaction Details

Principal Amount:	$900,000,000
Benchmark Treasury:	UST 5.375% 2/31
Treasury Yield:	5.281%
Treasury Price:	101-09
Re-offer Spread:	UST + 123 basis points
Coupon:	6.500%
Re-offer Yield:	6.511%
Issue Price:	99.856%
Gross Fees:	0.875%
Net Price:	98.981%
Total Proceeds to Issuer:	$890,829,000
Coupon Payment Dates:	Semi-annual on each May 2 and November 2; commencing on November 2, 2006
Call Features:	NCL
Day Count Convention:	30/360
Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter
Listing:	NYSE

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.